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STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

January 18, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Dominic Minore, Senior Counsel

Re:	AIP Alternative Lending Fund P
(File Nos. 333-218890 and 811-23266)

Dear Mr. Minore:

We are writing in response to comments provided telephonically on October 9, 2017 with respect to (1) an amended registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) on September 15, 2017, and (2) a letter responding to comments from the Securities and Exchange Commission (“SEC”) staff’s (“Staff”), dated September 15, 2017 on behalf of AIP Alternative Lending Fund P (the “Fund”), a newly-formed closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Pursuant to our conversation with the Staff, references to specific page numbers of the registration statement and comment numbers of the response letter apply to the filings of AIP Alternative Lending Fund A, unless otherwise indicated.

Accounting Comments

Comment 1.	Please supplementally explain why it is appropriate to include Platform Loan Fees in the fee table, since they are not operating expenses of the Fund.

Response 1.
We respectfully acknowledge the comment. Platform Loan Fees have been included in the fee table under “Other Expenses” pursuant to Instruction 9 of Item 3.1 to Form N-2. Because Platform Loan Fees, which will include loan servicing and loan trailing fees, are in fact operating expenses of the Fund—as they will be deducted from the Fund’s assets and will be reflected as expenses in the Fund’s statement of operations—they will remain as a line item in the fee table under “Other Expenses”. The accompanying footnote to the fee table has been revised accordingly.

Comment 2.	Please supplementally explain the Fund’s accounting treatment of Platform Loan Fees.

Response 2.	As described above, Platform Loan Fees will be deducted from the Fund’s assets and will be reflected as expenses in the Fund’s statement of operations.

Comment 3.
Please supplementally describe whether the Fund intends to enter arrangements or commitments to purchase marketplace loans from Platforms prior to the availability of such loans (e.g., forward commitments or “forward flow” agreements with Platforms).

Response 3.
The registration statement currently contains disclosure noting that the Master Fund may purchase or sell securities on a forward commitment basis.  Such transactions are intended to hedge against anticipated changes in interest rates and prices and may be utilized with respect to alternative lending securities. To the extent the Master Fund enters into forward commitments to purchase alternative lending securities, the Master Fund will comply with asset segregation requirements as set forth under Section 18 of the 1940 Act.

Prospectus Comments

Comment 4.
The cover page includes additional disclosure regarding the Fund’s permissible high loan-to-value ratio.  Please also include this disclosure in the risk factor relating to the Fund’s real estate investments.

Response 4.	The disclosure has been revised accordingly.

Comment 5.
The disclosure on the cover page states the following: “To the extent the Fund invests in fractional interests in alternative lending securities or tranches of alternative lending securitizations, the Fund will not invest indirectly in consumer loans that are of sub-prime quality.” Please clarify, consistent with the rest of the paragraph, that fractional interests in alternative lending securities or tranches of alternative lending securities could be below investment grade.

Response 5.	The disclosure has been revised accordingly.

Comment 6.
Please confirm in your response letter that all of the risk factor bullets will appear on the outside front cover of the Prospectus and that all disclosure throughout the Prospectus will be presented in at least 10-point type.

Response 6.
We hereby confirm that all of the risk factor bullets will appear on the outside front cover of the Prospectus and that all disclosure throughout the Prospectus will be presented in at least 10-point type.

Comment 7.
On page 3 of the Prospectus, disclosure was added defining “emerging market” countries.  Please clarify whether this is the definition of emerging markets that the Platforms will use pursuant to the guidelines developed by the Adviser.  To the extent it is not the definition that will be used by the Platforms, please disclose what definition the Platforms will use, why it is appropriate to have two different definitions, and what the related risks are.

Response 7.
The disclosure has been revised to clarify that the definition of emerging markets that has been included is the definition that the Platforms will use pursuant to the guidelines developed by the Adviser.

Comment 8.
Please revise the disclosure to more clearly explain what initial due diligence and ongoing monitoring over the underwriting quality at each Platform will be performed.  For example, we would expect the Fund to receive historical and ongoing loan tapes for all types of loans that the Fund invests in.

Response 8.	The disclosure has been revised accordingly.

Comment 9.
In the “Repurchases of Shares by the Fund” section on page 11, please expand the disclosure to clarify that the Fund may at any time effect an involuntary repurchase at the NAV of shares of the shareholder, or any person acquiring shares through a shareholder, in accordance with the Agreement and Declaration of Trust and Section 23 of the 1940 Act and any applicable rules thereunder, including Rule 23c-2.

Response 9.	The disclosure has been revised accordingly.

Comment 10.
Please undertake in your response letter to update the Prospectus where appropriate with country-specific risk disclosure whenever a material amount of the Fund’s assets are sourced from Platforms outside the United States.

Response 10.
We hereby undertake to update the Prospectus where appropriate with country-specific risk disclosure whenever a material amount of the Fund’s assets are sourced from Platforms outside the United States.

Comment 11.	Please add disclosure stating that the same Platform threshold requirements listed throughout the Prospectus and SAI would apply equally to any Platforms located outside of the United States.

Response 11.	The disclosure has been revised accordingly.

Comment 12.	Please update the Prospectus, as applicable, to disclose any differences in the foreign regulatory regime and any additional risks.

Response 12.
We respectfully acknowledge your comment, but we believe that the current disclosure is appropriate. As stated above, we undertake to update the Prospectus with appropriate country-specific risk disclosure whenever a material amount of the Fund’s assets are sourced from Platforms outside the United States.

Comment 13.
In the Investment Strategies section, the disclosure states: “To the extent the Fund invests in fractional interests in alternative lending securities or tranches of alternative lending securitizations, the Fund will not invest indirectly in consumer loans that are of sub-prime quality.” Please clarify, consistent with the rest of the paragraph, that fractional interests in alternative lending securities or tranches of alternative lending securities could be below investment grade. See Comment 5 above.

Response 13.	The disclosure has been revised accordingly.

Comment 14.	In the “Risk Considerations” section beginning on page 38, please present the first paragraph in non-italic, regular type.

Response 14.	The disclosure has been revised accordingly.

Comment 15.
In the “Custodian and Transfer Agent” section beginning on page 69, please disclose what evidence of an assignment of each loan will exist under all circumstances. We note that the disclosure currently uses the words “generally” and “typically”.  Please add disclosure to clarify what evidence of an assignment will exist in the event that one of the exceptions applies. Please clarify why the alternative packages would be sufficient evidence that the Fund owns the loan and will have the ability to enforce the loan.

Response 15.	The disclosure has been revised accordingly.

Comment 16.	In the “Calculation of Net Asset Value” section on page 71, please disclose at what time specifically the Fund will calculate its NAV each month.

Response 16.	The disclosure has been revised accordingly.

Response Letter Comments

Comment 17.	With respect to the response to Comment 5, the Staff notes that the first and second sentences appear inconsistent. Please revise the response.

Response 17.
In response to Comment 5 of your previous letter, the disclosure has been revised to note that to the extent the Master Fund invests directly in fractional or whole interests in alternative lending securities, such investments will not include consumer loans that are of sub-prime quality. Separately, the disclosure has been revised to note that to the extent the Master Fund invests in residual interests in pools of alternative lending securitizations, a small number of loans in the pools may include consumer loans of sub-prime quality.

Comment 18.
The Staff is re-issuing Comment 8b:  “Please confirm that each investment adviser to the Subsidiary complies with provisions of the ICA relating to investment advisory contracts (Section 15 of the ICA) as an investment adviser to the Fund under section 2(a)(20) of the ICA. The investment advisory agreement between an adviser and a Subsidiary is a material contract that should be included as an exhibit to the registration statement. Where the Fund and a Subsidiary have the same investment adviser, for purposes of complying with Section 15(c) of the ICA, the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may combined.”

Response 18.
The Fund respectfully submits that the Master Fund’s Subsidiaries will not be registered investment companies under the 1940 Act, and therefore will not be required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15. However, the services performed by the investment adviser to any Subsidiary under an investment advisory agreement with the Subsidiary will be subject to general review by the Board of Trustees of the Fund, including the Fund’s “independent” Trustees, in connection with the Board’s annual review of the Fund’s investment advisory agreement with the investment adviser to the Fund. Although the Fund confirms that the investment advisory agreement with each Subsidiary generally is consistent with Section 15, the Fund respectfully declines to disclose that the agreements comply with the provisions of the 1940 Act relating to investment advisory contracts. In addition, the Registrant considers the investment advisory agreement with the Subsidiaries not to be material contracts of the Fund. Accordingly, the Registrant has not included the Subsidiary’s investment advisory agreement as an exhibit to the Fund’s registration statement.

Comment 19.	With respect to Comment 8c, please disclose the second sentence of the response in the Prospectus.

Response 19.	The disclosure has been revised accordingly.

Comment 20.
The Staff is re-issuing the part (2) of comment 8d: “Please disclose, if the Fund does not received a private letter ruling, its basis for determining that undistributed income derived from the foreign Subsidiary is qualifying income, such as an opinion of counsel.”

Response 20.
We respectfully acknowledge the comment. However, as noted in our previous response, the intention is that any Subsidiary through which the Master Fund will make investments would not be a controlled foreign corporation, but would instead be a disregarded entity for U.S. federal income tax purposes. Therefore, any income, gain, loss, deduction or other tax items arising in respect of the Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Master Fund, and the income earned by the Fund would generally be qualifying income and gains from investments in loans. Finally, because a private letter ruling would only be applicable in the event that the Master Fund were making investments through Subsidiaries that were controlled foreign corporations, adding such disclosure would be inappropriate in this instance.

Comment 21.	With respect to the response to Comment 8g, please clarify in the response that the Subsidiaries “and their Boards of Directors” will agree to inspection by the staff of their books and records.

Response 21.
We hereby confirm that any Subsidiary that may be organized under the laws of a non-U.S. jurisdiction and its Board of Directors will agree to designate a domestic (U.S.) agent for service of process, although not required by applicable law, and that such Subsidiaries and their Boards of Directors will agree to inspection by the staff of their books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Comment 22.
The Staff is re-issuing Comment 18: “Expand the disclosure in the “Distributions” section to state that, unless a Shareholder elects otherwise, all distributions will be automatically reinvested in additional Shares of the Fund pursuant to the Dividend Reinvestment Plan. Also disclose that, for U.S. federal income tax purposes, all dividends are generally taxable in the same manner, whether a Shareholder takes them in cash or they are reinvested pursuant to the Dividend Reinvestment Plan in additional shares of the Fund.” This disclosure is currently included on page 80 of the Prospectus. The Staff believes it should also be included in the “Distributions” section.

Response 22.	The disclosure has been revised accordingly.

Comment 23.
With respect to Comment 21, please expand the disclosure in the “Repurchase of Shares by the Fund” section to clarify that the Fund may at any time effect an involuntary repurchase at the NAV of shares of the shareholder, or any person acquiring shares through a shareholder, in accordance with the Agreement and Declaration of Trust and Section 23 of the 1940 Act and any applicable rules thereunder, including Rule 23c-2. See Comment 9 above. Furthermore, the disclosure on page 77 includes six scenarios under which shares may be involuntarily purchased. At this juncture of the Prospectus, please add the statement noted above, and also indicate that the repurchase price payable in respective shares repurchased involuntarily will be equal to the NAV of the shareholders’ shares as of the effective date of the applicable purchase.

Response 23.	The disclosure has been revised accordingly.

Comment 24.	The Staff is re-issuing the second sentence of Comment 23: “Disclose whether applicable laws impose limitations on the Fund’s ability to own or possess consumer notes.”

Response 24.	The disclosure has been revised accordingly.

Comment 25.
The Staff is re-issuing the following sentence of Comment 24: “In your response letter, undertake to update the Fund’s prospectus throughout the continuous offering of the Fund’s securities, and to include in the Fund’s periodic reports, the following disclosure: the name of each Platform through which the Fund invests greater than 25% of its assets, a description of the Platform and a discussion of any unique risks that the Platform presents.”

Response 25.
We hereby undertake to update the Fund’s prospectus throughout the continuous offering of the Fund’s securities, and to include in the Fund’s periodic reports, the following disclosure: the name of each Platform through which the Fund invests greater than 25% of its assets, a description of the Platform and a discussion of any unique risks that the Platform presents.

Comment 26.
The Staff is re-issuing Comment 31 from the letter to AIP Alternative Lending Fund P: “We note the disclosure presented in footnote (2) relating to the “Dividend reinvestment plan fees” line item of the fee table. Instruction 4. to Item 3.1 of Form N-2 requires the line item to include all fees (except brokerage commissions) that are charged to participating Shareholder accounts. Please revise the fee table presentation accordingly.”  The Staff is requesting that the amount be disclosed in the line item itself.

Response 26.
We respectfully acknowledge the comment. However, we believe that the revised footnote appropriately addresses Instruction 4 of Item 3.1 of Form N-2. As noted in the footnote disclosure, the expenses of administering the Fund’s Dividend Reinvestment Plan are included in “Other Expenses.” Pursuant to Instruction 4, the footnote goes on to note the basis on which such fees are imposed, and will include per trade and per sale fees. We hereby confirm that these amounts will be filled in prior to effectiveness.

Comment 27.
The Staff is re-issuing Comment 35: “In a footnote to the fee table, please make clear that the Acquired Fund Fees and Expenses to be included in the fee table will take into account, as applicable, the calculation/presentation of Acquired Fund Fees and Expenses that is required by Instructions 10.f. & g. to Item 3.1 of Form N-2.”

Response 27.
We respectfully acknowledge the comment. We hereby confirm that the fees and expenses incurred indirectly by the Master Fund as a result of investment in shares of one or more Acquired Funds will not exceed one basis point of average net assets of the Fund. As such, in accordance with Instruction 10 of Item 3.1 of Form N-2, the “Acquired Fund Fees and Expenses” line item has been removed from the fee table, and the Master Fund (and the Fund) will include these fees and expenses under the sub-caption “Other Expenses.”

Comment 28.
The Staff is re-issuing Comment 43: “Provide a separate risk factor highlighting any projected material spikes in consumer credit defaults.” Please reconsider whether there is a need for a separate risk factor.

Response 28.	The disclosure has been revised accordingly.

Comment 29.
With respect to the response to Comment 46, please add disclosure in the “Custodian and Transfer Agent” section clarifying what instrument of assignment executed by the Platform will be included with the loan package for each specific loan type.

Response 29.
The disclosure has been revised accordingly. We also note that, as described elsewhere in the Prospectus, the Fund expects to receive representations from each Platform in each Loan Purchase Agreement for whole loans that the Platforms will treat such transactions as sales for tax, accounting and all other applicable purposes.

* * * * *

If you have any questions, please feel free to contact Allison Fumai at (212) 698-3526 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss